Mail Stop 3561								August 9, 2005

Via U.S. Mail and Fax (852-21138118)


Raymond Wai Man Mak
Director - Finance

Sunday Communications Limited
13th Floor Warwick House
Taikoo Place 979 King`s Road
Quarry Bay
Special Administrative Region of Hong Kong
The People`s Republic of China

Re:	Sunday Communications Limited
	Form 20-F/A for the year ended December 31, 2004
      Filed July 6, 2005

	File No. 333-11470

Dear Mr. Wai Man Mak

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 20-F for the year ended December 31, 2004

Item 3.A Selected Financial Data, page 3

1. We refer to your disclosure of `net cash (outflow)/inflow` data prepared in accordance with HK GAAP. Since these amounts could be different under US GAAP, please revise your disclosure to include amounts in accordance with US GAAP.

2. In addition, you should provide in a note to the financial statements a quantified description of the material differences of the cash flows reported between HK GAAP and US GAAP. Please refer to
Form 20F Item 17 (c) (2) (iii).
3. Refer to your EBITDA presentation under US GAAP. Since you present a measure labeled as "EBITDA" as a measure of operating performance, it is generally not appropriate to exclude "share of losses from joint venture" since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked
Questions document on non-GAAP measures which is available on our website at:
<http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>.  If you
present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful.
Your discussion should, at a minimum, disclose the following:
* the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
* the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Revise your presentation as appropriate

4. Your definition of EBITDA does not conform to the commonly understood definition of EBITDA. Thus, it is not appropriate to label it EBITDA. Rather, you must call it something other than EBITDA and use a name that clearly describes all adjustments. You must also clearly explain that your measure differs from EBITDA and that it is not comparable to EBITDA as reported by other companies in the industry. Specifically, disclose the definition of the acronym
EBITDA, earnings before interest, taxes, depreciation and amortization, and explain that the calculation of your non-GAAP measure also excludes "share of losses from joint venture."



Summary of differences between HK GAAP and US GAAP, page F-39

5. Expand your accounting policy for connection fees under US GAAP to disclose how you account for connection fees related to sales and service agreements. It appears that your policy for connection fees under US GAAP as is relates to the provision of mobile services only.
Please clarify and disclose any difference in the accounting policy between sales through your direct sales channels and sales through your dealers.

6. Tell us how you applied the consensus in EITF 00-21 and the impact in your financial statements.

7. Refer to your disclosure on sales of mobile phones and accessories at the bottom of page 35. It is unclear to us how the rebate program works and the relationship with the prepaid services. To help us understand your accounting, please provide us with the related journal entries.

8. Refer to the reconciling item to write back compensation cost with respect to the deferred compensation for share options. It is unclear to us why you wrote back the compensation cost. Please explain.

Consolidated Statements of Profits and Losses, page F-42

9. It appears that the captions "cost of sales of mobile phones and accessories" and "cost of services" excludes depreciation and amortization for property and equipment that directly attributed to the generation of revenue. Revise to comply with SAB Topic 11: B as applicable, by identifying the amount of applicable depreciation that is excluded from the above captions. Alternatively, you can indicate that the above captions exclude `depreciation` and `amortization`.

10. In addition, you should revise to include the impairment loss of your investment in a joint venture within the caption `share of losses of joint ventures`.

Other, page F-23

11. Refer to Note 12 and the investment in a joint venture. It appears that you were required to file separate financial statements of Atria under Rule 3-09 of Regulation S-X. Please tell us how you determined that separate financial statements under Rule 3-09 of Regulation S-X were not required. When performing the income test in accordance with Rule 1-02(w) of Regulation S-X, you are required to include the impairment of your investment together with the equity pick up in the income (loss) of the investee. Supplementally provide us with your supporting calculations.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.



							Sincerely,
							/s/ Carlos Pacho
							for Larry Spirgel
							Assistant Director
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Raymond Wai Man Mak
Sunday Communications Limited
September 13, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE